(Front cover)
THERAGENICS CORPORATION

(The following words each appear once in large type on the cover in various locations:)

fathers

brothers

HUSBANDS

sons

friends

(Five photographs: an adult holding a child's hand; a man playing basketball; a man playing golf; individuals in front of a building; and an adult male.)

1996 ANNUAL REPORT

(Three photographs: a baby; a boy; and a man and a child walking in a wooded area.)

(Large print unattributed quotes in background: "I watched you grow up.")

(Illustration in Background: Theragenics Corporation's Nuclear Medicine Symbol)

table of contents

The Business of Theragenics

Financial Highlights                           1

Our Progress Throughout 1996                   2

Our Success Throughout 1996                    4

Management's Discussion & Analysis             6

Report of Independent Public Accountants      10

Financial Statements                          10

Notes to Financial Statements                 13

Supplementary Financial Information   inside back cover

Stockholder Information               inside back cover



The Business of Theragenics


Theragenics is a leader in the production and marketing of implantable radiation devices used in the treatment of cancer. The Company produces and markets TheraSeed(R), a FDA-licensed device that is for use in solid, localized tumors.

The Company's devices are most effective on encapsulated, confined tumors. TheraSeed(R) is based on established physical principles and has the simple objective of delivering sufficient radiation to the target cancer to kill it while minimizing the radiation to surrounding tissue.

The conventional treatments for cancer to date have been surgery, radiation and chemotherapy. The treatments that have been most successful are those which remove or kill all of the cancerous tissue while avoiding excessive damage to the surrounding healthy, normal tissue.

In the treatment of prostate cancer TheraSeeds(R) are implanted into the prostate in a one-time, minimally invasive procedure. Prostate cancer is the most common form of cancer, and the second leading cause of cancer deaths, in men. It is expected to account for approximately 43% of all cancers to be diagnosed in men during 1997.

TheraSeed(R) has been shown in independent clinical studies to offer success rates that are comparable to or better than other conventional therapies, while being associated with a reduced recovery time and incidence of side effects.

FINANCIAL HIGHLIGHTS

Set forth below are selected financial data derived from the statements of operations of the company for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the balance sheets of the Company at December 31, 1996, 1995, 1994, 1993 and 1992.


                     For the Fiscal Years Ended December 31,

                                     1996                   1995                1994               1993                1992
                  Net Sales        $12,257,165         $ 7,781,952        $ 4,723,107       $ 4,090,803          $4,379,300

              Licensing fee            100,000              85,431                  -                 -                  -

          Costs & expenses:
              Cost of sales          3,735,669           2,645,730          1,790,450         1,677,631           1,227,154

         Selling, general &
             administrative           3,198,663          2,395,846          1,844,239         1,607,288           1,639,334

     Research & development               6,952             17,954             15,268            36,181              62,632

     Other income (expense)              36,125             64,462            110,215           (85,959)             67,831

         Income tax expense           2,067,500          1,100,000            453,000           254,000             582,000

   Net profit/(loss) before
     extraordinary credit &
change in accounting method           3,384,506          1,772,325            730,365           429,744             936,011

       Extraordinary credit                   -                  -                  -                 -             556,000

Change in accounting method                   -                  -                  -         2,860,000                   -

          Net profit/(loss)           3,384,506          1,772,325            730,365         3,289,744           1,492,011

      Net profit/(loss) per
        common share before
     extraordinary credit &
change in accounting method               $0.28              $0.15              $0.06             $0.04               $0.08

      Net profit/(loss) per
               common share               $.028              $0.15              $0.06             $0.28               $0.13

 Weighted average number of
  common shares outstanding          12,259,214         11,759,178         11,582,793        11,709,218          11,431,149

               Total assets         $23,689,421        $16,878,182        $14,168,658       $12,618,869         $ 7,851,056


(Three vertical bar graphs depicting Revenue, Earnings Per Share and Total Assets for the years 1992 through 1996 as follows:

     Revenues (in millions); 1992-$4,379; 1993-$4,091; 1994-$4,723; 1995-$7,782
1996-$12,257

     Earnings Per Share*; 1992-$0.08; 1993-$0.04; 1994-$0.06; 1995-$0.15;
1996-$0.28
* Earnings Per Share Before Extraordinary Credit and Change in Accounting
Methods

     Total Assets (in millions);  1992-$7,851;  1993-$12,619;  1994-$14,169;
1995-$16,878; 1996-$23,689.)

Our Progress Throughout 1996

to our shareholders

For Theragenics, 1996 was a year of stellar performance! We exceeded every previous in-house production record. Sales for 1996 rose to a record high as TheraSeed(R) was used to treat over 4,000 men. Since our first sales in 1987, approximately 13,000 men have benefited from TheraSeed(R) - enough to fill Atlanta's Omni arena. Our achievements are attributable to several factors:

      Diligent management of our marketing efforts and capacity expansion to balance supply and demand;

      Proven  ability  to  deliver   product  at sustainable  output  levels;

      Heightened media attention aimed at early diagnosis of prostate cancer and treatment alternatives;

      Increased patient awareness through dissemination of much needed "second opinion" information from our Cancer Information Center and Internet resources.

Clearly, momentum was in our favor in 1996 and that same force continues into 1997.

(Photograph of President and CEO, M. Christine Jacobs)

(Large print quote in background taken from President's letter: "Our seeds gave hope to patients whose prognosis would have otherwise been dismal.")

the year in review

Along with record breaking production and sales, the Company delivered financial performance that reflected our conservative management of cash and expenses.

      91  percent net income increase, to $3,384,506;

      59  percent revenue increase, to $12,357,165;

      54 percent earnings per share increase, to $0.28;

      $11 million credit facility secured from NationsBank, N.A.

In addition, "Good Morning America" and ABC's "World News Tonight" along with other media, featured segments about the seeding procedure for treating prostate cancer. The medical research community supported the growing acceptance of seeding through the publication of several significant studies showing seed therapy to be as effective as surgery. These studies also indicated that complications associated with continence and sexual potency were minimal. At a presentation to the World Health Organization, seven-year results showed local disease free rates of 97 percent. While a three-year study published in the International Journal of Radiation Oncology demonstrated that advanced cancer patients treated with seeds had outcomes equal to or better than all other treatments. In that study, our seeds gave hope to patients whose prognoses would have otherwise been dismal.

Our lobbying efforts to change Medicare reimbursement rates achieved success in 1996. We were able to obtain the support of the Alliance for Aging Research as well as targeted U.S. senators and representatives in our reimbursement efforts. As a result, Medicare reimbursement rates for 1996 and 1997 increased significantly. Since 90 percent of prostate cancer cases occur in Medicare-eligible men, age 65 and older, the improved reimbursement rates have resulted in a more level playing field for those physicians wishing to use seeding as a treatment option.

outlook for 1997

All evidence points to accelerated demand for TheraSeed(R) in the future. To supply the anticipated increases, we have made arrangements to purchase four additional cyclotrons. We expect the first of these to be on line around the end of the first quarter of 1998, with the fourth operational by the end of 1998. This capital expenditure is the fi rst stage of a major expansion in which we will relocate production and administrative facilities on 30 acres in Buford, GA. We expect to complete the expansion by year-end 1998, at an estimated cost of $20 million.

plans for 1997

Already in 1997, we have taken steps to protect our Company and shareholders from coercive, hostile or inadequate takeover bids and practices by adopting a Shareholder Rights Plan. The aim of this plan is to assure a fair price and the equal treatment to all shareholders in the event of a takeover attempt.

An additional 1997 objective is the automation of various manufacturing operations. We've talked of automation before and are actively working on it. However, we refuse to sacrifice quality. The first prototype of the equipment did not meet our stringent specifications - so we sent it back. We expect a new system by mid-1997.

Quality has and always will be a top priority at Theragenics. In this arena we could not be more proud of our 60 employees. They delivered a 1996 inventory virtually defect-free. We plan to continue our focus on a zero defect product in 1997 with the goal of topping last year's excellent output.

As production volume grows we expect headcount to continue to grow, even with the efficiencies associated with automation. The additional four cyclotrons are expected to dictate a need for more and more scientists.

the future

As many of you know, Theragenics has had an exciting and often arduous history. Looking toward the new millennium, we recognize that only those high tech companies that are fast, flexible, and responsive will be winners. We see the urology market as a sleeping giant that is rapidly awakening and we expect it to be a field of ferocious competition in the future. To that end, we have taken steps to further strengthen our position in this dynamic environment.

We've taken the first step by signing a letter of intent with a Johnson & Johnson Company called Indigo Medical, Inc., granting them exclusive worldwide rights to market and sell TheraSeed(R) for prostate cancer. Under the terms of the agreement, Indigo will assume responsibility for sales and marketing of TheraSeed(R). Johnson & Johnson plans to drive seeding treatment for prostate cancer to unprecedented levels. They are a partner of the size, stature, and honorable reputation we deserve. They have an appreciation of the fine work we've done and we believe that together we will be a formidable force in the fight against prostate cancer.

In April 1997, we completed a secondary offering of 2.3 million shares which generated approximately $32 million. This recent secondary offering, along with our $11 million credit facility from NationsBank, will be used to fund facility expansion efforts, support increased research and development programs and provide working capital.

These two events were among the most significant undertakings in our history. They represent aggressive steps taken to position our Company for future growth.

Our coming years will be exciting ones, but please don't expect us to take any shortcuts. Our employees have shouldered 50 percent plus growth per year for three years now. They deserve our support, a safe environment and a secure future. Our shareholders, both old and new, have growth expectations. We will do our best to meet those expectations through the addition of real value in this year and the years to come.

Lastly, our ability to position TheraSeed(R) as a cure for cancer and hope to thousands has been a direct result of the good medicine performed by our physicians, the hard work of our employees and the support of our shareholders. Thank you.

Sincerely,

/s/ M. Christine Jacobs
M. Christine Jacobs
President and Chief Executive Officer

FAMILY AND FRIENDS
OF THERAGENICS

(Two photographs: one of man playing golf and another of a man sitting in chair)

(Large print unattributed quotes appearing on the page:)

"Perhaps one day, prostate cancer will be conquered, enabling all of our friends and loved ones to live longer and reap the benefits of a joyous life."

"With a cure rate comparable to other treatments, seeding is an effective addition to the cancer fighting arsenal."

(Three photographs: one of a man, one of a boy skating and another of a doctor)

(Large print unattributed quotes appearing on the page:)

"If prostate cancer is detected early, there is a significant chance for a cure."

"The major advantages of seeding are fewer side effects and lower overall costs."

"As boys grow into men, their potential is unlimited. They deserve the full development of that potential - free from the debilitating effects of prostate cancer."

"Health, happiness, love, and long life."

Item 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

overview

Theragenics was founded in 1981 and is engaged in the manufacture and sale of TheraSeed(R), a rice-sized device used for the treatment of localized prostate cancer in a one-time, minimally invasive procedure. In 1986, the Company received FDA clearance for its principal product, TheraSeed(R), for use in any solid localized tumor. Sales increased 65% in 1995 and 58% in 1996 due to reliable production from the Company's cyclotrons and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data relating to the use of TheraSeed(R). TheraSeed(R) has been used in an estimated 13,000 procedures for prostate cancer since 1987, including approximately 4,000 procedures in 1996.

Production of Pd-103, the radioisotope supplying the therapeutic radiation of TheraSeed(R), has always been a controlling factor in the Company's efforts to generate sales. Until 1993, the Company used a manufacturing process that required it to contract with third parties for enrichment services that were necessary to produce a useable feed material for production of Pd-103 in a nuclear reactor. Additionally, the Company was dependent on a university and a United States government reactor for the irradiation of this feed material to yield Pd-103. These factors combined to limit the availability of Pd-103 on a timely and consistent basis.

To increase its control over the timely and consistent availability, quality and cost of Pd-103, the Company converted to an alternative means of producing Pd-103 using a cyclotron. In 1992, the Company contracted for the purchase of a cyclotron for in-house production of Pd-103. After the cyclotron was delivered and reliable production of Pd-103 was demonstrated, the Company discontinued its reliance on outside vendors for enrichment and irradiation services.

In view of the scale of the investment necessary to add cyclotrons and the Company's limited access to debt and equity capital, the Company undertook a slow and measured roll-out of its TheraSeed(R) product. Management focused primarily on the careful development of relationships with the physician community and on ensuring that the Company's production capabilities could meet demand for its product. The Company added additional cyclotrons in 1995 and 1996, and a fourth cyclotron is scheduled to become operational in early 1997. Because a cyclotron does not become available for production until approximately 18 months after it is ordered, the accuracy of the Company's long-term plans can significantly affect its results of operations. The delivery of cyclotrons prior to a commensurate increase in demand could adversely impact margins, while inadequate cyclotron capacity could limit the Company's ability to meet demand and achieve maximum sales growth.

The Company has recently commenced a $20.0 million capital expansion project that includes the purchase of four additional cyclotrons and the construction of new production and administrative facilities. Although no assurances can be given, management expects that one new cyclotron will become operational during each quarter of fiscal 1998. Management intends to apply a substantial portion of the net proceeds from an offering of two million shares of the Company's Common Stock, planned for completion by the end of March 1997, toward the purchase of the cyclotrons to be installed in fiscal 1998 and use the remainder for working capital and other corporate purposes as appropriate. See "Liquidity and Capital Resources."

On February 24, 1997, the Company entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell Theraseed(R) for the treatment of prostate cancer. Under the terms of the proposed alliance, the Company will receive a fixed price per seed sold by Indigo in the United States and will participate in any unit price increases above a fixed gross sales price. Indigo would also assume responsibility for the education and training of urologists, radiation oncologists and other personnel involved in the use of TheraSeed(R). The Company will continue to be responsible for all manufacturing and distribution for TheraSeed(R). The terms of international collaboration would be negotiated in the future.

Should a definitive agreement be reached, management expects that the alliance would result in higher sales volume that would offset the reduced price received by the Company for its product and would provide avenues for international expansion. Based on the Company's ability to utilize Indigo's sales, marketing and education and training network, management also anticipates that an alliance with Indigo would significantly reduce the increases in selling, general and administrative expense that would be necessary to generate and respond to any future sales increases. In addition, management expects that increased volume would require the Company to purchase additional cyclotrons and plans to order additional cyclotrons at a rate commensurate with demand in the event a definitive agreement with Indigo is reached. No assurance can be given, however, that the Company and Indigo will successfully negotiate or execute a definitive agreement or that it will have the anticipated effect on the Company's results of operations.

results of operations

1996 Revenues - Product sales were $12.3 million in 1996 compared to $7.8 million in 1995, an increase of $4.5 million, or 57.7%. This increase was due to increased shipments of TheraSeed(R) as a result of reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. During the periods presented, the Company engaged in significant marketing efforts to educate both physicians and patients as to the availability of this treatment option. Sales also reflect that the Company had two cyclotrons available to meet sales demand throughout 1996 as compared to only one cyclotron until April 1995.

Licensing fees represent royalty payments with respect to the Company's licensed TheraSphere(R) technology. Management does not expect licensing fees to become material in the foreseeable future. See Note F of Notes to Financial Statements.

1996 Costs and Expenses- Cost of product sales was $3.7 million in 1996 compared to $2.6 million in 1995, an increase of $1.1 million, or 42.3%. This increase was due primarily to incremental staffing and cyclotron related costs. Staffing increases were necessary to respond to and anticipate sales growth. Cyclotron operating costs and depreciation increased as the Company's second cyclotron ran for the entire year and the third cyclotron was placed in service. The third cyclotron came on-line behind schedule in the fourth quarter of 1996 and is experiencing start-up difficulties. As cyclotrons come on-line, margins decline because each machine represents excess capacity for a period while carrying its full component of fixed costs, including depreciation. As a percentage of product sales, cost of product sales decreased from 34.0% in 1995 to 30.5% in 1996. This decrease resulted from economies of scale, offset in part by margin pressures related to bringing the third cyclotron into production.

Selling, general and administrative expense was $3.2 million in 1996 compared to $2.4 million in 1995, an increase of $803,000, or 33.5%. This increase reflects higher expenditures in a number of areas to support increased sales. Marketing expenditures increased, as did staffing costs in response to increasing workloads and responsibilities brought on by growth. Some salaries were increased to maintain competitiveness in the marketplace and thereby retain and attract key employees. Additionally, as head count grew, space became limited in the Company's two facilities. The Company rented and outfitted off-site administrative space at additional expense. Also, an increase in overall asset size resulted in higher insurance and property tax costs. Other support expenses grew in direct response to sales and asset size. Despite these increases, selling, general and administrative expense as a percentage of net sales decreased from 30.8% in 1995 to 26.1% in 1996 due to economies of scale.

During the periods presented, the Company had no ongoing pure research function. Development of processes incorporated in the Company's production operations is incorporated in the manufacturing area and therefore is included in the cost of goods sold category. Management may choose to develop a research and development program if and when appropriate opportunities are identified and resources are in place.

Other income (expense) during the periods presented consist principally of interest income, interest expense and write off of unamortized loan costs as a result of loan refinancing.

The Company's effective income tax rate in both 1996 and 1995 was approximately 38%.

historical comparison

1995 Revenues - Product sales were $7.8 million in 1995 compared to $4.7 million in 1994, an increase of $3.1 million, or 64.8%. This increase was due to reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. During 1994, sales efforts remained conservative while the Company addressed the lingering impact of the 1993 change-over from reactor-produced to cyclotron-produced Pd-103 and a lengthy period of unexpected downtime on the Company's first cyclotron during the third quarter of 1993. In 1993 and the first half of 1994, management delayed increasing marketing efforts until reliable cyclotron production of Pd-103 was demonstrated. Once demonstrated, the Company instituted a more aggressive marketing program in mid-1994. Product sales for 1995 reflected the favorable impact of this increased marketing effort.

1995 Costs and Expenses - Cost of product sales was $2.6 million in 1995 compared to $1.8 million in 1994, an increase of $855,000, or 47.8%. This increase resulted from the increase in TheraSeed(R) sales. As a percentage of product sales, cost of product sales decreased from 37.9% in 1994 to 34.0% in 1995, primarily as a result of increased utilization of production capacity and economies of scale, partially offset by increased depreciation.

Selling, general and administrative expense was $2.4 million in 1995 compared to $1.8 million in 1994, an increase of $552,000, or 29.9%. This increase was due primarily to increased advertising and public relations expense to support activities associated with increased sales. Headcount expenses also increased in response to the additional workload created by the higher sales. As a percentage of net sales, selling, general and administrative expense decreased from 39.0% in 1994 to 30.8% in 1995 due to economies of scale.

1995 Income Taxes - The Company's effective income tax rate in both 1995 and 1994 was approximately 38%.

liquidity and capital resources

During 1994, 1995 and 1996, the Company's principal cash needs related to capital spending to increase manufacturing capacity. To manufacture TheraSeed(R), the Company purchases, installs and operates cyclotrons, which involves significant capital investment. The Company has funded its operations over this period principally from cash flows from operations and bank borrowings.

The Company had cash and short-term investments of $2.3 million, $3.3 million and $3.0 million at December 31, 1994, 1995 and 1996, respectively. Working capital was $1.3 million at December 31, 1996, including $3.5 million representing borrowings against the Company's credit facility. This compares to $3.7 million at year end 1995, which included $511,000 representing the current portion of long-term obligations. The Company's credit facility allows for the conversion of, at the Company's option, the entire outstanding balance borrowed against the credit facility to be converted to a five-year term loan on or before June 30, 1997, provided the Company equals or exceeds certain financial ratios. See Note E of Notes to Financial Statements. The Company currently satisfies these conditions. If the Company were to meet these ratios on June 30, 1997, and choose to convert the December 31, 1996 balance of $3.5 million to a five-year term loan, the pro forma restated working capital at December 31, 1996 would equal approximately $4.4 million.

Cash provided by operating activities was $1.6 million, $3.4 million and $5.7 million during 1994, 1995 and 1996, respectively. These amounts represent primarily net income and adjustments for deferred income tax expense and depreciation and amortization expense, offset in part by adjustments for increases in accounts receivable related to sales growth.

Cash used in investing activities was $3.1 million, $2.4 million and $8.6 million in 1994, 1995 and 1996, respectively, consisting in each of these years primarily of purchases of property and equipment. Spending in 1994 primarily represented progress payments on a project to add a second cyclotron to the Company's manufacturing facility. This project began in 1993 and was completed in 1995. Spending in 1995 represents the beginning of a project to add cyclotrons three and four to the facility, while spending in 1996 represents the continuation of the project to add cyclotrons three and four to the facility, the purchase of 30 acres of land for the Company's expansion project and spending on an assembly automation project. The expansion project for the addition of cyclotrons three and four that began in 1995 is estimated to cost approximately $9.0 million and be completed in early 1997. As of January 23, 1997, approximately $8,500,000 has been spent on this expansion project.

On December 27, 1996, the Company entered into agreements for the purchase of four additional cyclotrons. These four cyclotrons are part of a larger expansion project that will also include new cyclotron, product assembly and administrative facilities. Upon completion of the project, the Company plans to consolidate its entire workforce at this one site. As of January 23, 1997, the Company had already spent approximately $2.5 million on this project. Management estimates the total cost of the project to be approximately $20.0 million.

Cash provided (used) by financing activities was $659,000, ($21,000) and $2.6 million in 1994, 1995 and 1996, respectively. Cash flows from financing activities relates principally to bank borrowings and repayments thereof and, in 1995 and 1996, proceeds from the exercise of stock options and warrants. In the third quarter of 1994, Theragenics received funding on a $2.1 million loan secured by the Company's cyclotron facility including a second cyclotron (the "1994 Term Loan"). The 1994 Term Loan was to mature in 1998 and bore an interest rate of 8.47% per annum. Of the $2.1 million loan, $1.4 million was used to pay off an outstanding balance under an existing long-term financing while the remainder was used to provide partial financing for the purchase of the second cyclotron and the facility expansion to house it. As of December 8, 1996, approximately $1.0 million remained outstanding on the 1994 Term Loan.

In December 1995, the Company amended and restated its existing bank credit facility. The amended and restated bank credit facility (the "Bank Credit Facility") initially consisted of a $1.0 million receivables credit facility and an additional $2.0 million revolving credit facility. The Bank Credit Facility was subsequently increased to $5.0 million. On December 9, 1996, the Company amended and restated the Bank Credit Facility. The amended and restated Bank Credit Facility (the "Second Credit Facility") consisted of an $11.0 million revolving credit facility. Partial proceeds from the Second Credit Facility were used to pay off the $1.0 million balance on the 1994 Term Loan, while borrowings under the Bank Credit Facility were rolled over to the Second Credit Facility. Borrowings under the Second Credit Facility are secured by substantially all of the Company's assets. The Second Credit Facility contains certain covenants limiting the payment of dividends, the amount of annual capital expenditures and the incurrence of additional debt and requires the maintenance of certain minimum financial ratios. As of December 31, 1996, the Company was in compliance with all of such covenants. Borrowings under the Second Credit Facility may be made, at the Company's option, at an interest rate equal to the London Interbank Offered Rate ("LIBOR") plus 2% or the lender's prime rate as defined. At year-end, $3.5 million was outstanding against the Second Credit Facility. The Second Credit Facility terminates on June 30, 1997. At that time, the entire amount outstanding against the credit facility may, at the Company's option, be converted to a five-year term loan provided certain financial ratios are attained. No assurances can be made that the Company will attain these ratios or if it does that it will choose to convert said balance to the term loan. See Note E of Notes to Financial Statements.

The Company has filed a registration statement with the Securities and Exchange Commission with respect to an underwritten public offering of 2,300,000 shares of Common Stock by the Company (including an option for 300,000 shares that may be exercised by the underwriters to cover over-allotments, if any). The Company intends to utilize a portion of the net proceeds for the purchase of four additional cyclotrons during the next two fiscal years and to construct facilities to house the cyclotrons, assembly facilities and additional executive and administrative office space. The remaining proceeds will be used for working capital and for general corporate purposes, including but not limited to expenses or capital expenditures incurred in the purchase of additional cyclotrons, marketing, research and development and automation. Management believes that the net proceeds of the secondary offering planned for completion by the end of March, 1997, together with current cash balances, cash from future operations and the Second Credit Facility, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 24 months.

    This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the letter of intent with Indigo Medical, Inc., trends implied by prostate cancer incidence and treatment data, future costs of sales, selling, general and administrative expenses, the sufficiency of the Company's liquidity and capital resources, and statements regarding matters other than historical facts. These forward-looking statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated, including risks associated with the management of growth, government regulation of the therapeutic radiological pharmaceutical and device business, dependence on health care professionals, and competition from conventional and newly developed methods of treating localized cancer.

(Illustration in background: atom symbol)

                                                BALANCE SHEETS                  December 31, 1995 and December 31, 1996
                                                                                Theragenics Corporation

                                               assets
REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                  December 31,                  December 31,
                                                                                               1995                          1996
                                                                                          ------------                  ------------
                                               Current Assets:
                                                 Cash & short-term investments             $ 3,266,338                 $  2,986,123
board of directors                               Trade accounts receivable......             1,335,645                    2,258,936
                                                 Inventories....................               166,955                      229,298
Theragenics Corporation                          Prepaid expenses & other current
                                                   assets.......................                67,521                      133,625
We have audited the balance sheets of                                                       ----------                   -----------
Theragenics Corporation (a Delaware              Total current assets...........             4,836,459                    5,607,982
corporation) as of December 31, 1995           Property, Plant & Equipment at Cost:
and 1996, and the related statements             Building & improvements........             1,690,045                    3,333,728
of earnings, shareholders' equity, and
cash flows for each of the three years           Leasehold improvements.........               138,978                      138,978
in the period ended December 31, 1996.           Machinery & equipment..........             8,203,256                   11,522,064
These financial statements are the               Office furniture & equipment...                44,721                       65,057
responsibility of the Company's                                                             ----------                   -----------
management. Our responsibility is to                                                        10,077,000                   15,059,827
express an opinion on these financial                                                       ----------                   -----------
statements based on our audits.                  Less accumulated depreciation..             2,194,164                    3,237,684

We conducted our audits in accordance                                                       ----------                   -----------
with generally accepted auditing                                                             7,882,836                   11,822,143
standards. These standards require               Land...........................                49,485                      525,372
that we plan and perform the audit to            Construction in progress.......             2,140,894                    5,238,056
obtain reasonable assurance about                                                           ----------                   -----------
whether the financial statements are                                                        10,073,215                   17,585,571
free of material misstatement. An
audit includes examining, on a test            Other Assets:
basis, evidence supporting the amounts           Deferred income tax asset......             1,810,000                      360,000
and disclosures in the financial                 Patent costs...................                90,704                       80,685
statements. An audit also includes               Other..........................                67,804                       55,183
assessing the accounting principles                                                         ----------                   -----------
used and significant estimates made by                                                       1,968,508                      495,868
management, as well as evaluating the                                                       ----------                   -----------
overall financial statement
presentation. We believe our audits                                                       $ 16,878,182                 $ 23,689,421
provide a reasonable basis for our                                                          ==========                   ===========
opinion.                                       liabilities and shareholders' equity

In our opinion, the financial statements       Current Liabilities:
referred to above present fairly, in all         Current portion of long-term debt        $    511,362                 $  3,458,436
material respects, the financial position        Trade accounts payable.........               348,191                      330,375
of Theragenics Corporation as of December        Accrued salaries, wages &
31, 1995 and 1996, and the results of its        payroll taxes .................               225,138                      459,421
operations and its cash flows for each           Other current liabilities......                15,935                       56,677
of the three years in the period ended                                                      ----------                   ----------
December 31, 1996, in conformity with            Total current liabilities......             1,100,626                    4,304,909
generally accepted accounting principles.
                                               Long-Term Debt:..................             1,008,135                            -
/s/Grant Thornton LLP.                         Commitments & Contingencies......                     -                            -
Grant Thornton LLP.                            Shareholders' Equity:
Atlanta, Georgia                                 Common stock - authorized 50,000,000
January 16, 1997                                 shares of $.01 par value; issued &
                                                 outstanding, 11,394,785 in 1995 and
                                                 11,814,278 in 1996.............               113,948                      118,143

                                                 Additional paid-in capital.....            16,390,170                   17,616,560
                                                 Retained earnings (accumulated deficit)    (1,734,697)                   1,649,809
                                                                                            ----------                   -----------
                                                   Total shareholders' equity...            14,769,421                   19,384,512
                                                                                            ----------                   ----------
                                                                                          $ 16,878,182                 $ 23,689,421
                                                                                            ==========                   ==========

   The accompanying notes are an integral part of these statements.

STATEMENTS OF EARNINGS               For the Three Years Ended December 31, 1996
                             Theragenics Corporation

                                          Year ended December 31,
                                 1994              1995               1996
                             ----------        ----------         ----------
Revenues:
  Product sales...........   $4,723,107        $7,781,962        $12,257,165
  Licensing fees..........           --            85,431            100,000
                             ----------        ----------         ----------
                              4,723,107         7,867,393         12,357,165
                             ----------        ----------         ----------
Costs & expenses:
  Cost of product sales...    1,790,450         2,645,730          3,735,669
  Selling, general &
    administrative .......    1,844,239         2,395,846          3,198,663
  Research & development..       15,268            17,954              6,952
                             ----------        ----------         ----------
                              3,649,957         5,059,530          6,941,284
                             ----------        ----------         ----------
Other income (expense):
  Interest income.........      135,888           143,424            126,953
  Interest expense........           --           (51,967)           (84,517)
  Other...................      (25,673)          (26,995)            (6,311)
                             ----------        ----------         ----------
                                110,215            64,462             36,125
                             ----------        ----------         ----------
Net earnings before
income taxes.............     1,183,365         2,872,325          5,452,006
Income tax expense.......       453,000         1,100,000          2,067,500
                             ----------        ----------         ----------
Net earnings.............    $  730,365        $1,772,325         $3,384,506
                             ==========        ==========         ==========
Earnings per common share    $      .06        $      .15         $      .28
                             ----------        ----------         ----------
Weighted average shares...   11,582,793        11,759,178         12,259,214

---------------------------------------------------------------------------------------------------------------------
STATEMENTS OF SHAREHOLDERS' EQUITY
                                           Common Stock
                                     -------------------------                        Retained
                                                        Par          Additional       Earnings
                                     Number of         Value           Paid-in      (accumulated
                                       Shares          $.01            Capital        deficit)           Total
                                     ----------      ---------       -----------    ------------     ------------
Balance: December 31, 1993.........  10,912,937      $ 109,129       $15,161,942     $(4,237,387)     $11,033,684
  Exercise of stock options........      49,900            499            49,401              --           49,900
  Common stock redeemed............        (950)           (10)           (3,890)             --           (3,900)
  Net earnings for the year........          --             --                --         730,365          730,365
                                     ----------    -----------       ------------    -----------      -----------
Balance: December 31, 1994.........  10,961,887        109,618        15,207,453      (3,507,022)      11,810,049
Exercise of stock options..........     450,000          4,500           576,370              --          580,870
  Common stock redeemed............     (17,102)          (170)         (106,653)             --         (106,823)
  Income tax benefit from stock
  options exercised................          --             --           713,000              --          713,000
  Net earnings for the year........          --             --                --       1,772,325        1,772,325
                                     ----------    -----------       -----------     -----------      -----------
Balance: December 31, 1995.........  11,394,785        113,948        16,390,170      (1,734,697)      14,769,421
Exercise of stock options..........     391,216          3,912           648,242              --          652,154
  Exercise of warrants.............      40,000            400           299,600              --          300,000
  Common stock redeemed............     (11,723)          (117)         (250,079)             --         (250,196)
  Income tax benefit from stock
  options exercised................          --             --           528,627              --          528,627
  Net earnings for the year........          --             --                --       3,384,506        3,384,506
                                     ----------    -----------      ------------     -----------      -----------
Balance: December 31, 1996.........  11,814,278      $ 118,143       $17,616,560     $ 1,649,809      $19,384,512
                                     ==========    ===========      ============     ===========      ===========

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS            For the Three Years Ended December 31, 1996
                                                        Theragenics Corporation

                                             1994           1995           1996
                                        ---------     ----------     ----------
Cash flows from operating activities:
  Net earnings.......................    $730,365     $1,772,325     $3,384,506
  Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
      Deferred income tax expense....     433,000      1,082,000      1,972,000
      Depreciation & amortization....     571,615        828,072      1,114,919
      Loss on disposal of property
      & equipment....................       1,571          1,677            --
      Change in assets & liabilities:
        Accounts receivable .........    (197,133)      (603,221)      (923,291)
        Inventories..................     (32,834)        25,206        (62,343)
        Prepaid expenses & other
        current assets...............      22,448         24,280        (66,104)
        Other assets.................        (200)            --             --
        Trade accounts payable.......      78,402        121,982        (17,816)
        Accrued salaries, wages &
        payroll taxes................      21,400        115,006        234,283
        Other current liabilities....      14,942        (17,214)        47,369
                                        ---------     ----------    -----------
      Net cash provided by operating
      activities.....................   1,643,576      3,350,113      5,683,523
                                        ---------     ----------     ----------
Cash flows from investing activities:
  Purchase & construction of
  property & equipment................ (3,376,967)    (2,426,961)    (8,555,876)
  Maturities of marketable
  securities..........................    309,765         50,000             --
  Patent costs........................       (587)        (3,632)            --
                                       ----------     ----------     ----------
      Net cash used by investing
      activities...................... (3,067,789)    (2,380,593)    (8,555,876)
                                       ----------     ----------     ----------
Cash flows from financing activities:
  Proceeds from long-term debt........  2,100,000             --      2,450,225
  Repayment of long-term debt......... (1,441,320)      (469,622)      (511,286)
  Proceeds from exercise of stock
  options & warrants .................     49,900        580,870        952,154
  Payment for redemption of common
  stock...............................     (3,900)      (106,823)      (250,196)
  Debt issue costs....................    (46,025)       (25,070)       (48,759)
                                       ----------     ----------     ----------
      Net cash (used) provided by
      financing activities............    658,655        (20,645)     2,592,138
                                       ----------     ----------     ----------
Net increase (decrease) in cash &
short-term investments................  (765,558)        948,875       (280,215)

Cash & short-term investments at
beginning of year....................   3,083,021       2,317,463     3,266,338
                                       ----------      ----------    ----------
Cash & short-term investments at
end of year..........................  $2,317,463      $3,266,338    $2,986,123
                                       ==========      ==========    ==========

Supplemental Schedule of Non Cash Financing Activities:
   During 1995 and 1996, the Company realized an income tax benefit from the exercise and early disposition of certain stock options, resulting in an increase in the deferred tax asset and additional paid in capital of $713,000 and $528,627, respectively.

Supplementary Cash Flow Disclosure:
     Interest paid, net of
     amounts capitalized...          $    --       $ 53,843        $ 82,324
     Income taxes paid.....           21,500         14,858          98,755

   The accompanying notes are an integral part of these statements.

Notes to Financial Statements                        December 31, 1995 and 1996

note a

Organization and Description of Business
Theragenics Corporation (the "Company") was organized in November 1981 to develop, manufacture, and market radiological pharmaceuticals and devices used in the treatment of cancer. The Company manufactures and markets primarily one product, which is used in the treatment of cancer. Use of the Company's product is regulated by the U.S. Food and Drug Administration (FDA). The Company sells its product primarily to hospitals, physicians and other health service providers in the United States. The Company therefore is directly affected by changes in technology, as it may apply to cancer treatment, and by FDA regulations and the well being of the health care industry.

note b

Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Use of Estimates - In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounts Receivable - The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the specific identification method which approximates the first-in, first-out (FIFO) method. Inventories consist primarily of work in process.

4. Property, Equipment, Depreciation and Amortization - Property and equipment are recorded at historical cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives on a straight-line basis. Depreciation and amortization expense related to property and equipment charged to operations was approximately $564,000, $810,000 and $1,044,000 for 1994, 1995 and 1996,
respectively. Estimated services lives are as follows:

       Building & improvements..............................30 years
       Machinery, leasehold improvements,
       furniture & equipment............................. 5-10 years

A significant portion of the Company's depreciable assets are utilized in the production of its product. Management periodically evaluates the realizability of its depreciable assets in light of its current industry environment. Management believes that no impairment of depreciable assets exists at December 31, 1996.

It  is  possible,   however,   that   management's   estimates   concerning  the
realizability of the Company's depreciable assets could change in the near term due to changes in the technological and regulatory environment.

5. Patent Costs - The Company capitalizes the costs of patent applications for its products. Amortization is computed on a straight line basis over the estimated economic lives of the patents, commencing at the date of grant of the related patent. Patent costs are net of accumulated amortization of $37,276 and $47,295 at December 31, 1995 and 1996, respectively. Amortization related to patent costs charged to operations was approximately $7,800, $8,000 and $10,000 for 1994, 1995 and 1996, respectively.

6. Income Taxes - The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

7. Research and Development Costs - The costs of research and development and consumable supplies and materials to be used for the development of the Company's intended products are expensed when incurred.

8. Advertising - The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1994, 1995 and 1996 was approximately $16,000, $139,000, and $229,000, respectively.

9. Net Earnings Per Common Share - Net earnings per common share is based on the
weighted  average  number  of  common  shares  and  common   equivalent   shares
outstanding during each period.

Fully diluted information is not presented, as fully diluted earnings per share is not materially different from the primary earnings per share presented.

10. Stock Based Compensation - The Company's stock option plans are accounted for under the intrinsic value method in which compensation expense is recognized for the amount, if any, that the fair value of the underlying common stock exceeds the exercise price at the date of grant.

11. Statements of Cash Flows - For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks and commercial paper with original maturities of less than 90 days.

12. Fair Value of Financial Instruments - The Company's financial instruments include cash, cash equivalents and long-term debt. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period to maturity of the instruments. The carrying value of the Company's long-term obligations approximates fair value based upon borrowing rates currently available to the Company for borrowings with comparable maturities.

note c

Construction in Progress
Construction in progress represents payments made for construction of manufacturing equipment and facilities expansion. Total cost of this project is expected to be approximately $20,000,000 and is expected to be completed in various stages through 1998.

Construction of equipment and facilities totaling  approximately  $3,800,000 and
$4,900,000   were   completed   and   placed   in   service   during   1995  and
1996,respectively.

note d

Income Taxes
The provision for income taxes is summarized as follows:

                               1994              1995            1996
                          ---------        ----------      ----------
 Current tax expense       $ 20,000        $   18,000      $   95,500
 Deferred tax expense       433,000         1,082,000       1,972,000
                           --------        ----------      ----------
                           $453,000        $1,100,000      $2,067,500
                           ========        ==========      ==========

The Company's temporary differences result in a deferred income tax asset, summarized as follows:

                                                          December 31,
                                                  1995                  1996
                                               ----------           ----------
Deferred tax assets:
  Net operating loss carryforwards..........   $2,240,000           $  870,000
  Tax credit carryforwards..................       90,000              174,000
  Nondeductible accruals & allowances.......       38,000               50,000
  Other.....................................        7,000               14,000
                                                ---------           ----------
       Gross deferred tax asset.............    2,375,000            1,108,000
Deferred tax liabilities:
  Depreciation..............................      565,000              748,000
                                               ----------           ----------
       Net deferred tax asset...............   $1,810,000           $  360,000
                                               ==========           ==========

The significant portion of the net operating loss carryforwards were incurred while the Company was in the development stage. Upon receiving clearance to market its "Theraseed(R)" product from the U.S. Food and Drug Administration
(FDA) in 1986, the Company commenced manufacturing and distribution of its product in 1987. Since emerging from the development stage in 1989, the Company has utilized approximately $7,500,000 of these net operating loss carryforwards through December 31, 1996 by generating taxable income. In order to realize the income tax benefit from the remaining net operating loss carryforwards at December 31, 1996, it will be necessary for the Company to generate future taxable income of approximately $2,300,000, prior to the expiration of the net operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance to market its product, and on expected future results of operations, management believes that currently it is more likely than not that the income tax benefits of the net operating loss carryforwards will be realized within the carryforward period. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The provision for income taxes differs from the amount of income tax determined by applying the applicable federal rates due to the following:

                                                  Year ending December 31,
                                             1994          1995          1996
                                             ----          ----          ----
Tax at applicable federal rate of 34%.   $402,000    $  977,000    $1,854,000
State tax, net........................     47,000       115,000       208,000
Other.................................      4,000         8,000         5,500
                                         --------    ----------     ---------
                                         $453,000    $1,100,000    $2,067,500
                                         ========    ==========    ==========

The Tax Reform Act of 1986 enacted an alternative minimum tax system for corporations (the "AMT"). AMT is imposed at a 20% rate on the Company's AMT income which is determined by making statutory adjustments to regular taxable income. A company pays the greater of the taxes computed under the "regular" tax system or the AMT system. Because AMT net operating loss carryforwards may only be utilized to offset 90% of the AMT income, the Company was subject to the AMT in 1994, 1995 and 1996, resulting in an alternative minimum tax of $20,000, $18,000 and $95,500, respectively. These amounts will be allowed as a credit carryover to reduce the regular tax liability in future years, but not below the AMT of such years.

At December 31, 1996, the Company had approximate net federal operating loss carryforwards for regular tax and AMT purposes as follows:

                                      Net operating             Net operating
Year of expiration                    loss (regular)             loss (AMT)
                                      --------------            -------------
2004........................            $1,698,000                 $234,000
2005........................               591,000                  554,000
                                      --------------            -------------
                                        $2,289,000                 $788,000
                                      ==============            =============

note e

Notes Payable
In December 1996, the Company entered into an amended and restated loan and security agreement (the "loan agreement") with a financial institution. This loan agreement incorporated the Company's existing term loan and line of credit (the "1995 loan agreement") with the same financial institution, which had an outstanding balance of approximately $1,050,000. The 1995 loan agreement required monthly payments of $51,862, including interest at 8.47%.

The loan agreement provides for a revolving credit facility of up to $11,000,000. Interest on outstanding borrowings is payable monthly at the prime rate or at the LIBOR rate plus 2% (effective rate of 8.25% at December 31, 1996). At December 31, 1996, $3,458,436 was outstanding under the revolving credit facility.

All outstanding borrowings under the loan agreement are due on June 30, 1997. However, the outstanding principal can be repaid over sixty equal consecutive monthly installments, commencing July 31, 1997, provided that the Company meets the term-out requirements as specified in the agreement. The term-out requirements include, among other things, the attainment of a certain minimum net worth and other financial ratios for the quarter ending March 31, 1997. Commencing on June 30, 1997 the interest rate on outstanding borrowings will be the prime rate or, at the Company's option, the LIBOR rate plus 1.75%-2.25% or a rate based on U.S. Treasury bills plus 2%-2.5%. The rate margin on the LIBOR and Treasury rates are based upon the Company's debt service coverage ratio, as defined in the loan agreement.

Outstanding borrowings under the loan agreement are collateralized by substantially all of the Company's assets. Provisions of the loan agreement limit the amount of annual capital expenditures, the incurrence of additional debt and, among other things, require the maintenance of certain minimum financial ratios. The loan agreement also limits the number of manufacturing systems the Company can order and purchase, based upon quarterly revenues. As of December 31, 1996, the Company was in compliance with the provisions of the loan agreement.

note f

Commitments and Contingencies
Licensing Agreement - The Company holds a worldwide exclusive license from the University of Missouri for the use of technology, patented by the University, used in the Company's "TheraSphere(R)" product. The licensing agreement provides for the payment of royalties based on the level of sales and on lump sum payments received pursuant to a licensing agreement with Nordion International, Inc. (see following).

The Company has granted certain of its worldwide rights under the licensing agreement with the University of Missouri to Nordion International, Inc. ("Nordion"), a Canadian company which is a producer, marketer and supplier of radioisotope products and related equipment. Under the Nordion agreement, entered into on March 23, 1995, the Company has received certain lump sum payments and will receive a licensing fee for each geographic area in which Nordion receives new drug approval. The Company will also be entitled to a percentage of future revenues earned by Nordion as royalties under the agreement. Royalties from this agreement for each of the three years in the period ended December 31, 1996 were not significant.

In 1995 and 1996, the Company received approximately $85,000 and $100,000, respectively, from Nordion for the right to use certain patents and to
manufacture,   distribute,   and  sell  "TheraSphere(R)"  for  all  applications
worldwide.

Letter of Credit - The Company has a letter of credit outstanding for approximately $315,000 relating to regulatory requirements.

Lease Commitment - The Company leases space under two noncancelable leases which expire in December 1998 and February 1999. Approximate minimum lease payments under the leases are as follows: 1997, $112,000; 1998, $114,000; 1999, $7,500.

Rent expense was approximately $61,000, $61,500 and $76,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

note g

Stock Options and Warrants
Stock Options - The Company's board of directors has approved three stock option plans which in aggregate cover up to 2,200,000 shares of common stock. The plans provide for the expiration of options ten years from the date of grant and requires the exercise price of the options granted to be at least equal to 100% of market value on the date granted. Stock option transaction for each of the three years in the period ended December 31, 1996 are summarized below:
                                  Weighted
                                   Average
                                  Exercise
1994                   Shares       Price
                    ---------     --------
Outstanding
beginning
of year........     1,258,116       $2.05
Granted........        40,000        2.50
Exercised......       (49,900)       1.00
Forfeited......       (21,500)       2.74
                    ----------      -----
Outstanding end
 of year.......     1,226,716       $2.09
                    ==========      =====

                                  Weighted
                                   Average
                                  Exercise
1995                   Shares       Price
                    ---------     --------
Outstanding
beginning
of year........     1,226,716       $2.09
Granted........       221,000        5.38
Exercised......      (450,000)       1.29
Forfeited......             -           -
                    ----------      -----
Outstanding end
 of year.......       997,716       $3.11
                    ==========      =====

                                  Weighted
                                   Average
                                  Exercise
1996                   Shares       Price
                    ---------     --------
Outstanding
beginning
of year........       997,716      $ 3.11
Granted........       220,000       15.92
Exercised......      (391,216)       2.21
Forfeited......             -           -
                    ----------      -----
Outstanding end
 of year.......       826,500      $ 7.22
                    ==========      =====

The following table summarizes information about stock options outstanding at December 31, 1996:

Options Outstanding

                    Number
 Range of       Outstanding at    Weighted Average
 Exercise        December 31,        Remaining
 Price               1996         Contractual Life
 --------       --------------   ----------------
$ 1.00 - 3.50      245,000              3.9
$ 5.38 - 6.38      361,500              8.7
$15.25 -16.88      220,000             10.0
                   -------             ----
                   826,500              7.6
                   =======             ====

Options Exercisable

 Weighted        Number         Weighted
  Average    Exercisable at      Average
 Exercise      December 31      Exercise
   Price          1996            Price
 --------    --------------     --------
 $ 1.83         232,600          $ 1.75
   5.54         189,500            5.56
  15.99          12,000           16.88
 ------         -------          ------
 $ 7.22         434,100          $ 3.83
 ======         =======          ======


The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock and additional capital. No charges are reflected in the statements of operations as a result of the grant or exercise of options. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in an increase to the deferred tax asset and an increase in additional paid-in capital.

The Company uses the intrinsic value method in accounting for its stock option plans. In applying this method, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net earnings and earnings per share would have resulted in the pro forma amounts indicated below:

                                                      1995               1996
                                                      ----               ----
Net earnings
As reported.....................................$1,772,325         $3,384,506
Pro forma....................................... 1,750,736          3,015,123
Primary earnings per share
As reported.....................................      $.15               $.28
Pro forma.......................................       .15                .25

Fully diluted information is not presented, as reported and pro forma fully diluted earnings per share is not materially different from the primary earnings per share presented.

For purposes of the pro forma amounts above, the fair value of each option grant was estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively; expected volatility of 70% for each year, risk-free interest rates of 5.86%, and 6.15%-6.46%; and expected lives of 5-7 years and 7 years.

Warrants - During 1996, 40,000 warrants were exercised, resulting in proceeds to the Company of $225,000. The Company also has warrants outstanding at December 31, 1996 covering 60,000 shares of common stock. The warrants are exercisable at a price of $7.50 per share and expire in May 1999.

note h

Major Customers - During 1994, there were sales to one major customer that equaled approximately 10% of sales. During 1995 and 1996, there were no customers which individually comprised 10% of sales.

note i

Employee Benefit Plan - The Company sponsors a defined contribution 401(k) Plan covering all employees with at least six months of service and at least 21 years of age. The Plan permits participants to defer a portion of their compensation through payroll deductions. The Company may, at its discretion, contribute to the Plan on behalf of participating employees. Company discretionary contributions were approximately $27,700, $39,700 and $14,100 for 1994, 1995 and 1996, respectively.

Supplementary Financial Information

quarterly results                 (Dollars in thousands, except per share data)
                            1995                              1996
              ------------------------------    ------------------------------
                1st     2nd     3rd     4th       1st     2nd     3rd     4th
              ------  ------  ------  ------    ------  ------  ------  ------
Net sales     $1,834  $1,912  $1,926  $2,195    $2,798  $2,727  $3,144  $3,688
Net earnings  $  382  $  385  $  421  $  584    $  854  $  678  $  918  $  935
Net earnings
per common
share         $  .03  $  .03  $  .04  $  .05    $  .07  $  .06  $  .07  $  .08

Stockholder Information

investor community information

Stockholders, registered representatives, professional investment managers and financial analysts wanting additional information about Theragenics Corporation are invited to contact:
               Mr. Ronald A. Warren
               Director of Investor Relations and Assistant Secretary Theragenics Corporation
               5325 Oakbrook Parkway
               Norcross, Georgia 30093
               800.998.8479 or 770.381.8338

availability of form 10-k

The Company will furnish without charge a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1996, including financial statements and schedules, to any record or beneficial owner of its Common Stock as of March 28, 1997, who requests a copy of such Report. Any request for the 10-K Report should be in writing addressed to:
               Mr. Ronald A. Warren
               Director of Investor Relations and Assistant Secretary Theragenics Corporation
               5325 Oakbrook Parkway
               Norcross, Georgia 30093

transfer agent and registrar

Stockholders wishing to change the name on their certificates, or to report a lost certificate, should contact the transfer agent:
               SunTrust Bank
               Stock Transfer Department
               P.O. Box 4625, Mail Code 008
               Atlanta, Georgia 30302
               404.588.7817

dividend policy

Theragenics has never paid cash dividends on the common stock, and has no current plans to begin paying cash dividends.

common shareholders of record

As of March 28, 1997, Theragenics had 734 record holders of common stock.

directors and executive officers

Charles Klimkowski*: Chairman, Theragenics Corporation
               Senior Vice President, The Chicago Corporation
M. Christine Jacobs*: President and Chief Executive Officer
Otis Brawley, M.D.*: Director of Oncology and Rehabilitation
               Branch, Early Detection and Community Oncology Program, National Cancer Institute
Dr. Orwin L. Carter, Ph.D.*: Consultant, INCSTAR Corporation John V. Herndon*: Advisor-to-the-President, Theragenics
               Corporation
Peter A.A. Saunders*: Consultant, PASS Consultants
Bruce W. Smith: Treasurer, Chief Financial Officer and Secretary

* Director of Theragenics Corporation

independent public accountant

Grant Thornton, Atlanta, Georgia

general counsel
Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia

common stock price ranges

Theragenics Corporation's common stock is traded on the national market system under the Nasdaq Symbol "THRX." The following table sets forth the quarterly high and low sales prices for the periods indicated as reported by Nasdaq. The prices shown represent actual sales prices without retail markups, markdowns or commissions.

                       Share  Price of  Common  Stock:

1995              High      Low            1996            High     Low
                -------   ------                         -------  -------
1st quarter     $ 3 3/4   $2 1/4           1st quarter   $12 1/4  $ 7
2nd quarter     $ 6 1/2   $3 1/8           2nd quarter   $18 5/8  $ 8 5/8
3rd  quarter    $ 6 3/8   $4 7/8           3rd quarter   $19 1/4  $11 3/4
4th quarter     $12 1/2   $4 7/8           4th quarter   $25 5/8  $16

Design by Gill Design, Photography by Terry Teague Photography, Executive Photo by William R. Davis Photography

(Center of back cover)
THERAGENICS CORPORATION

(Bottom of back cover)
5325 Oakbrook Parkway, Norcross, Georgia 30093  Telephone: 770.381.8338